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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Electronic Clearing House, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
285562500
(CUSIP Number)
Laura A. Fennell, Esq.
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043
(650) 944-6000
with a copy to:
Michael Dorf, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, CA 94111
Telephone: (415)984-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285562500	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Intuit Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0034661

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
Neither the filing of this statement on Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intuit Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2

ITEM 1. SECURITY AND ISSUER
This Amendment to Schedule 13D is being filed by Intuit Inc., a Delaware corporation (“Intuit”), and relates to the termination of the Agreement and Plan of Merger among Intuit, Elan Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Intuit (“Merger Sub”), and Electronic Clearing House, Inc., a Nevada corporation (“ECHO”), dated as of December 14, 2006 (the “Merger Agreement”), pursuant to which Intuit would acquire all of the outstanding common stock of ECHO for consideration equal to $18.75 per share of ECHO common stock through a merger of Merger Sub with and into ECHO (the “Merger”). The business address of ECHO is 730 Paseo Camarillo, Camarillo, California 93010. This Amendment amends the Schedule 13D filed by Intuit on December 22, 2006.
The Schedule 13D as previously filed is amended by the following information:
ITEM 4. PURPOSE OF TRANSACTION
As an inducement for Intuit to enter into the Merger Agreement, ECHO’s directors and executive officers entered into voting agreements with Intuit (the “Voting Agreements”) pursuant to which they agreed, among other things, in their respective capacities as stockholders of ECHO, to vote all of their shares of ECHO common stock, as well as any additional shares of ECHO common stock which they may acquire (pursuant to ECHO stock options, warrants and other rights to acquire shares of ECHO common stock):
•	in favor of approval of the Merger;
•	against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of ECHO in the Merger Agreement; and
•	against any Acquisition Proposal (as defined in the Merger Agreement) or (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement) any other: (A) merger, consolidation, business combination, sale of assets, reorganization or recapitalization of ECHO or any subsidiary of ECHO with any party, (B) sale, lease or transfer of any significant part of the assets of ECHO or any subsidiary of ECHO, (C) reorganization, recapitalization, dissolution, liquidation or winding up of ECHO or any subsidiary of ECHO, (D) material change in the capitalization of ECHO or any subsidiary of ECHO, or the corporate structure of ECHO or any subsidiary of ECHO, or (E) action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.
The Voting Agreements automatically terminated on March 26, 2007 as a result of termination of the Merger Agreement. Accordingly, Intuit no longer holds any beneficial ownership in shares of ECHO common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) As a result of the termination of the Merger Agreement as described in Item 4 above, Intuit no longer holds any beneficial ownership in shares of ECHO common stock, and accordingly, Intuit has no power, shared or otherwise, to dispose of and/or to vote any shares of ECHO common stock.
(e) As a result of the termination of the Merger Agreement as described in Item 4 above, as of March 26, 2007 Intuit no longer holds any beneficial ownership in shares of ECHO common stock, and accordingly, Intuit has no power, shared or otherwise, to dispose of and/or to vote any shares of ECHO common stock.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 27, 2007

INTUIT INC.
/s/ Laura A. Fennell

Laura A. Fennell, Senior Vice President, General Counsel and Corporate Secretary